Mail Stop 3561

October 26, 2009

M. Susan Hardwick
Vice President, Controller and Assistant Treasurer
Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

> **Re:** **Vectren Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2009**
> **File No. 001-15467**

Dear Ms. Hardwick:

We have reviewed your response letter dated October 8, 2009 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 10. Directors, Executive Officers and Corporate Governance, page 99

1. We note your proposed disclosure in response to comment two of our September 23, 2009 letter. It appears that "Code of Ethics" should be replaced with "Code of Corporate Conduct" in the last sentence of your proposed disclosure. Please revise or advise.

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 7

Review and Approval Policies and Procedures, page 7

2. We note your response to comment four of our September 23, 2009 letter which references your response letter filed November 16, 2007. Please provide us with proposed revised disclosure that discusses all aspects of your related party transaction review process as discussed in your November 16, 2007 letter. Specifically, your disclosure on page seven does not discuss the requirement to disclose ownership or financial interests of $25,000 or more or 5% ownership in vendors, suppliers or contractors.

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You may contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director